SHIN
CORPORATION

March 19, 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance,
Mail Stop 36-28, 100 F Street NE,
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 020/2009**

Subject: Notification of the resolutions of Board of Directors' Meeting No. 3/2009

Date: March 19, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

3/30

Summary Translation Letter
To the Stock Exchange of Thailand
March 19, 2009

SH 020/2009

March 19, 2009

Subject: Notification of the resolutions of Board of Directors' Meeting No. 3/2009

To: The President
Stock Exchange of Thailand

We would like to inform you that Board of Directors Meeting No. 3/2009 of Shin Corporation Plc (the "Company"), held on March 19, 2009 at 2.00 p.m. at the Board Room on the 20th floor of Shinawatra Tower 1, 414 Paholyothin Road, Samsennai, Phayathai, Bangkok 10400, passed the following resolutions:

1. Certified the minutes of Board of Directors' Meeting No. 2/2009 held on February 20, 2009.

2. Certified the Company's annual registration statement (Form 56-1) for the year ended December 31, 2008.

3. Approved the adjustment of the Company's corporate governance policy for 2009 to align it with the Notification of Capital Market Supervisory Board and Notification of the Stock Exchange of Thailand Re: Qualifications and Scope of Work of the Audit Committee.

   The details of Form to Report on Names of Members and Scope of Work of the Audit Committee (F 24-1) are shown in the attachment.

(Translation)

Form to Report on Names of Members and Scope of Work of the Audit Committee

The Board of Directors meeting of Shin Corporation Plc (the "Company") No. 3/2009 held on March 19, 2009 resolved the meeting's resolutions in the following manners:

○ Appointment of the Audit Committee/Renewal for the term of Audit Committee:

☑ Determination/Change in the scope of duties and responsibilities of the Audit Committee with the following details:

- To adjust, in compliance with the Notification of the Stock Exchange of Thailand (the "SET"), the qualification and scope of work of the Audit Committee, 2008.

The determination/change of which shall take an effect as of March 19, 2009

The Audit Committee (the "Committee") is consisted of:

1. Chairman of the Audit Committee: Mr. Somchai Supphatada
   Remaining terms of office: 2 years 1 month
2. Member of the Audit Committee: Mr. Vithit Leenutapong
   Remaining terms of office: 2 years 1 month
3. Member of the Audit Committee: Mr. Chalaluck Bunnag
   Remaining terms of office: 2 years 1 month

Secretary to the Audit Committee: Mr. Wichai Kittiwittayakul

Enclosed hereto are 3 copies of the certificate and biography of the Committee. The Committee number 1 has adequate expertise and experience to review creditability of the financial reports.

The Committee of the Company has the scope of duties and responsibilities to the Board of Director on the following matters:

1.1 Review the accuracy of the Company's financial reports in accordance with generally accepted accounting principles, and ensure there is adequate disclosure.

1.2 Review the Company's internal control system and internal audit system to ensure that they are suitable and efficient.

1.3 Review the Company's compliance with the laws on securities and exchange, the regulations of the SET, and the laws relating to the Company's business.

1.4 Consider, select and nominate an independent person to be the Company's auditor, propose the auditor's remuneration, and attend a non-management meeting with him or her at least once a year.

1.5 Review the Company's Corporate Governance Policy and propose any changes to the Board for approval.

1.6 Review all connected transactions or transactions that may lead to conflicts of interest, to ensure that they are in compliance with related laws and the regulations of the SET, are reasonable and bring the highest benefit to the Company.

1.7 Review the risk management system to ensure it is appropriate and effective;

1.8 Determine the internal audit unit's independence, as well as approve the appointment, rotation, termination, performance appraisal and remuneration of the head of this unit.

1.9 Review and comment on the internal audit plan and the performance of the internal audit department, and cooperate with the external auditors.

1.10 Prepare the Committee's reports to be signed by the Chairman of the Committee and disclosed in the Company's annual report. These must contain the following information:

1.10.1 An opinion on the accuracy, completeness and reliability of the Company's financial report;

1.10.2 An opinion on the adequacy of the Company's internal control system;

1.10.3 An opinion on the compliance with the law on securities and exchange, the regulations of the SET and the laws relating to the Company's business;

1.10.4 An opinion on the suitability of the external auditor;

1.10.5 An opinion on transactions that may lead to conflicts of interest;

1.10.6 The number of Committee meetings held and the members' attendance;

1.10.7 Any comments or opinions received by the Committee regarding its performance in accordance with the charter;

1.10.8 Any other transaction which, according to the Committee's opinion, should be known to the shareholders and general investors, subject to the scope of duties and responsibilities assigned by the Board.

1.11 Investigate any circumstances reported by the external auditor where a director, executive or other person responsible for the Company's operations, is suspected of committing an offense under the *Securities and Exchange Act (No.4) B.E. 2551*. The Committee shall report the results of the preliminary investigation to the Board, the Office of the Securities and Exchange Commission, and the external auditor within thirty (30) days from the date reported by the external auditor. The type of suspicious circumstances that must be reported and the procedures for obtaining information pertinent to these are listed in and must comply with the notifications of the Capital Market Supervisory Board.

1.12 If, during the performance of its duties, the Committee finds or suspects any of the following situations which may have a material impact on the Company's financial condition or operating results, it must report these to the Board for rectification within a period of time the Committee deems appropriate:

1.12.1 A transaction which causes a conflict of interest;

1.12.2 Any act of fraud, irregularity, or material defect in an internal control system;

1.12.3 An infringement of the law on securities and exchange, the regulations of the SET, or any law relating to the Company's business.

If the Board or management fails to rectify the situation within the period of time stipulated by the Committee, any member of the Committee may report this situation to the Office of the Securities & Exchange Commission or the SET.

1.13 Report the Committee's performance to the Board at least four (4) times a year.

1.14 Summon members of the management team, executives or employees to make comments, attend meetings, or provide any documents deemed relevant and necessary.

1.15 Hire advisors or external personnel in line with the Company's regulations to make comments or give advice as necessary.

1.16 Annually undertake a self-assessment programme to evaluate the Committee's scope of work and performance.

1.17 Perform other tasks requested by the Board, which the Committee agrees to.

The Company hereby certifies that

1. The qualifications of the aforementioned members meet all the requirements of the SET; and

2. The scope of duties and responsibilities of the Audit Committee as stated above meet all the requirements of the SET.

Signature *-Signed-*
(Mr. Somprasong Boonyachai)
Authorized Director

Signature *-Signed-*
(Mr. Arak Chonlatanon)
Authorized Director